Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

                    This Amendment, dated as of December 9, 2004 (this “Amendment”), amends the Rights Agreement, dated as of March 1, 2000 (the “Rights Agreement”), between Lear Corporation, a Delaware corporation (the “Company”), and The Bank of New York, as rights agent (the “Rights Agent”).

                    WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof;

                    WHEREAS, the Company has determined that it is in the best interest of the Company and its stockholders to amend the Rights Agreement as set forth herein; and

                    WHEREAS, all acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

                    NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, and intending to be legally bound, the parties hereto agree as follows:

     A. Amendment of Section 7(a). Section 7(a) of the Rights is hereby amended and supplemented by deleting “(i) the Close of Business on March 1, 2010 (the “Final Expiration Date”)” and replacing it with the following:

“(i) the Close of Business on December 15, 2004 (the “Final Expiration Date”)”

     B. Amendment of Exhibits. The Exhibits to the Rights Agreement shall be restated to reflect this Amendment, including all conforming changes.

     C. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     D. Miscellaneous. This Amendment shall be deemed to be a contract under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated. Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used herein have the meanings assigned to them in the Rights Agreement. The Rights Agent and the Company

hereby waive any notice requirement under the Rights Agreement pertaining to the matters covered by this Amendment.

     E. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts together constitute but one and the same original.

                    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, as of the date first set forth above.

Attest:	LEAR CORPORATION

By: /s/ Laurie M. Harlow	By: /s/ Daniel A. Ninivaggi
Name: Laurie M. Harlow	Name: Daniel A. Ninivaggi
Title: Assistant Corporate Secretary	Title: Senior Vice President, Secretary and
General Counsel

Attest:	THE BANK OF NEW YORK

By: /s/ John I. Sivertsen	By: /s/ Luis C. Ortiz
Name: John I. Sivertsen	Name: Luis C. Ortiz
Title: Vice President	Title: Vice President